Exhibit 23-D

Consent of Independent Auditors

We consent to the incorporation by reference in this registration statement on Form S-3 of Tech Data Corporation of our report dated January 12, 2017, with respect to the combined balance sheets of Technology Solutions (the Company) as of July 2, 2016 and June 27, 2015, and the related combined statements of operations, comprehensive income, changes in net parent investment, and cash flows for the years ended July 2, 2016, June 27, 2015, and June 28, 2014 incorporated by reference in this registration statement and to the reference to our firm under the heading “Experts” in this registration statement.

/s/ KPMG LLP

Phoenix, Arizona

January 17, 2017